FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No.1   Rule 2.10 Announcement dated 04 May 2007
Exhibit No.2   Acquisition announcement dated 16 May 2007

Exhibit No.1

4 May 2007

                     Hanson PLC ('Hanson' or the 'Company')
                             Rule 2.10 Announcement
                          Relevant Securities in Issue

Hanson announces, in accordance with Rule 2.10 of The City Code on Takeovers and
Mergers, that as at the close of business on 3 May 2007 its issued share capital, excluding ordinary shares of 10 pence each ('ordinary shares') held in
Treasury, was 713,792,735 ordinary shares.

The ISIN code for Hanson's ordinary shares is GB0033516088.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the
'City Code'), any person who, alone or acting together with any other person(s)
pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Hanson, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Hanson is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Hanson by Hanson or by any of its 'associates' (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and
Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

Exhibit No.2

May 16, 2007

Dear Sirs

Letter to Shareholders dated May 16, 2007

Copies of a letter to shareholders, enclosing the announcement issued by the
Board of HeidelbergCement AG and the Board of Hanson PLC on May 15, 2007 with regard to the recommended cash acquisition of the entire issued and to be issued share capital of Hanson PLC, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's
Document View Facility, which is situated at: -

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No:           (0)20 7676 1000

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   01 June 2007